As filed with the Securities and Exchange Commission on July 15, 2009

Registration File No.: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JARDEN CORPORATION

(Exact name of registrant as specified in charter)

Delaware	35-1828377
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Theodore Fremd Avenue

Rye, NY 10580

(914) 967-9400

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jarden Corporation 2009 Stock Incentive Plan

Jarden Corporation Amended and Restated 2003 Stock Incentive Plan, as amended

(Full title of the plan)

Martin E. Franklin

Chairman and Chief Executive Officer

Jarden Corporation

555 Theodore Fremd Avenue

Rye, NY 10580

(914) 967-9400

(Name, address, including zip code and telephone number, including area code, of agent for service of process)

Copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas

New York, NY 10019

(212) 541-6222

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (4)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (5)
Common Stock, par value $0.01 per share	7,500,000(2)	$17.70	$132,750,000	$7,408.00
Common Stock, par value $0.01 per share	196,327(3)	$17.70	$3,474,988	$194.00

(1)	This Registration Statement covers 7,696,327 shares of common stock (the “Common Stock”), $0.01 par value per share, of Jarden Corporation issuable pursuant to the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan, as amended (the “Amended 2003 Plan”) and the Jarden Corporation 2009 Stock Incentive Plan (the “2009 Plan”). In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the “Securities Act”) this Registration Statement covers an indeterminable number of additional shares of Common Stock as may hereafter be offered or issued pursuant to the Plan, to prevent dilution resulting from stock splits, stock dividends or similar transactions effected without receipt of consideration.
(2)	Consists of shares of common stock reserved for issuance under the 2009 Plan.
(3)	Consists of shares of common stock issued and reserved for issuance under the Amended 2003 Plan.
(4)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) and 457(h), the proposed maximum offering price per share is based upon a price of $17.70 (the average of the high and low price of the Registrant’s Common Stock as reported on The New York Stock Exchange on July 10, 2009).
(5)	Pursuant to Rule 429(b) under the Securities Act, this Registration Statement includes (A) up to 4,500,000 shares of Common Stock (after being adjusted to give effect to a (i) 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the fourth quarter of 2003, and (ii) 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the second quarter of 2005) previously registered on Form S-8 (Registration Statement No. 333-105081) filed on May 8, 2003 and (B) up to 6,000,000 shares of Common Stock (after being adjusted to give effect to a 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the second quarter of 2005) previously registered on Form S-8 (Registration Statement No. 333-129632) filed on November 10, 2005. In connection with the previously registered shares for issuance under the Registrant’s 2003 Stock Incentive Plan, the Registrant paid a fee of $5,460 of which $4,742 is attributable to the 4,500,000 shares being carried forward in a combined reoffer prospectus being filed herewith (to the extent that there are or may be control or restricted securities). In connection with the previously registered shares for issuance under the Registrant’s Amended and Restated 2003 Stock Incentive Plan, the Registrant paid a fee of $23,643.58 which is attributable to the 6,000,000 shares being carried forward in a combined reoffer prospectus being filed herewith (to the extent that there are or may be control or restricted securities). See the Rule 429 note below. In connection with this Registration Statement, the Registrant is paying a fee on the 7,500,000 additional shares of the Registrant’s Common Stock being registered under the 2009 Plan and the 196,327 additional shares of the Registrant’s Common Stock being registered under the 2003 Amended Plan.

As permitted by Rule 429 under the Securities Act, the prospectus filed together with this Registration Statement shall be deemed to be a combined resale prospectus which shall also relate to the registrant’s Registration Statements No. 333-105081 and No. 333-129632 on Form S-8.

EXPLANATORY NOTE

Jarden Corporation, a Delaware corporation (the “Company”), has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register 7,500,000 shares of its common stock, par value $0.01 per share (the “Common Stock”) that are reserved for issuance to participants upon the exercise of stock options or in connection with the issuance of restricted stock under the Jarden Corporation 2009 Stock Incentive Plan (the “2009 Plan”) and 196,327 shares of its Common Stock that are issued and reserved for issuance to participants under the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan, as amended (the “Amended 2003 Plan” and together with the 2009 Plan, the “Plans”).

The Registration Statement also includes (A) up to 4,500,000 shares of Common Stock (after being adjusted to give effect to a (i) 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the fourth quarter of 2003, and (ii) 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the second quarter of 2005) for issuance under the Jarden Corporation 2003 Stock Incentive Plan, which were previously registered under a registration statement on Form S-8, as filed with the Securities and Exchange Commission on May 8, 2003 (file No. 333-105081) (the “2003 Registration Statement”) and (B) up to 6,000,000 shares of Common Stock (after being adjusted to give effect to a 3-for-2 stock split of the Registrant’s outstanding shares of Common Stock that was effected during the second quarter of 2005) for issuance under the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan, which were previously registered under a registration statement on Form S-8, as filed with the Securities and Exchange Commission on November 10, 2005 (file No. 333-129632) (the “2005 Registration Statement”). Pursuant to General Instruction E to Form S-8, this Registration Statement incorporates by reference the contents of the 2003 Registration Statement and the 2005 Registration Statement, except as otherwise set forth herein.

This Registration Statement contains two parts. The first part contains a prospectus pursuant to Form S-3 (in accordance with Section C of the General Instructions to the Form S-8) which covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8) of the Company. This reoffer prospectus relates to up to 5,538,784 shares of Common Stock that have been or may be issued to certain officers and directors of the Company pursuant to the Amended 2003 Plan. The second part of this Registration Statement contains information required in the Registration Statement pursuant to Part II of Form S-8 and will be used for offers of shares of Common Stock of the Company pursuant to the 2009 Plan and the Amended 2003 Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the Amended 2003 Plan and the 2009 Plan as specified by Rule 428(b)(1) under the Securities Act. Such document(s) are not being filed with the Securities and Exchange Commission, but constitute, along with the documents incorporated by reference into this Registration Statement, a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2.	Company Information and Employee Plan Annual Information

The Company will furnish without charge to each person to whom the prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference in Item 3 of Part II of this Registration Statement, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to the information that is incorporated). Those documents are incorporated by reference in the Section 10(a) prospectus. Requests should be directed to Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580, Attention: Secretary; Telephone number (914) 967-9400.

Note: The reoffer prospectus referred to in the Explanatory Note follows this page.

REOFFER PROSPECTUS

JARDEN CORPORATION

5,538,784 Shares of Common Stock,

par value $0.01 per share

This Prospectus relates to shares (the “Shares”) of common stock, par value $0.01 per share, of Jarden Corporation, a Delaware corporation (the “Company”) which may be offered and sold from time to time by certain stockholders of the Company (the “Selling Stockholders”) who have acquired or will acquire such Shares pursuant to stock options and stock grants issued or issuable under the Company’s Amended and Restated 2003 Stock Incentive Plan, as amended (the “Amended 2003 Plan”). See “Selling Stockholders.”

The Company will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. The Shares may be offered from time to time by any or all of the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as he or she may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the Shares will be borne by the Selling Stockholder (or their donees and pledgees).

Each Selling Stockholder and any broker executing selling orders on behalf of a Selling Stockholder may be deemed to be an “underwriter” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions.

Our common stock trades on the New York Stock Exchange under the symbol “JAH.” On July 14, 2009, the last reported sale price of our shares on the New York Stock Exchange was $19.82 per share.

Please refer to “Risk Factors” beginning on page 2 for a description of the risks you should consider when evaluating this investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2009.

You should rely only on the information included in or incorporated by reference into this prospectus or information we have referred to in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “the Company,” “Jarden,” “we” or “us” refer to Jarden Corporation.

i

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

We are subject to risks related to our dependence on the strength of retail economies in various parts of the world and our performance may be affected by general economic conditions and the current global financial crisis.

The Company’s business depends on the strength of the retail economies in various parts of the world, primarily in North America and to a lesser extent Asia, Central and South America and Europe, which have recently deteriorated significantly and may remain depressed, or be subject to further deterioration, for the foreseeable future. These retail economies are affected primarily by factors such as consumer demand and the condition of the retail industry, which, in turn, are affected by general economic conditions and specific events such as natural disasters, terrorist attacks and political unrest. The impact of these external factors is difficult to predict, and one or more of the factors could adversely impact our business, results of operations and financial condition.

Purchases of many consumer products are discretionary and tend to be highly correlated with the cycles of the levels of disposable income of consumers. As a result, any substantial deterioration in general economic conditions could adversely affect consumer spending patterns, our sales and our results of operations. In particular, decreased consumer confidence or a reduction in discretionary income as a result of unfavorable macroeconomic conditions may negatively affect our business. If the current macroeconomic environment persists or worsens, consumers may reduce or delay their purchases of our products. Any such reduction in purchases could have a material adverse effect on our business, financial condition and results of operations.

Changes in the retail industry and markets for consumer products affecting our customers or retailing practices could negatively impact existing customer relationships and our results of operations.

We sell our Outdoor Solutions, Consumer Solutions and Branded Consumables products to retailers, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories.

We may be negatively affected by changes in the policies of our retailer customers, such as inventory destocking, limitations on access to and time on shelf space, use of private label brands, price demands and other conditions, which could negatively impact our results of operations.

There is a growing trend among retailers in the U.S. and in foreign markets to undergo changes that could decrease the number of stores that carry our products or increase the concentration of ownership within the retail industry, including:

•	consolidating their operations;

•	undergoing restructurings or store closings;

•	undergoing reorganizations; or

•	realigning their affiliations.

These consolidations could result in a shift of bargaining power to the retail industry and in fewer outlets for our products. Further consolidations could result in price and other competition that could reduce our margins and our net sales.

Our sales are highly dependent on purchases from several large customers and any significant decline in these purchases or pressure from these customers to reduce prices could have a negative effect on our future financial performance.

Due to consolidation in the U.S. retail industry, our customer base has become relatively concentrated. In 2008, one customer, Wal-Mart, accounted for approximately 19% of our consolidated net sales.

Although we have long-established relationships with many of our customers, we do not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by our customers are generally made using individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, or delay purchases for a number of reasons beyond our control. Significant or numerous cancellations, reductions, or delays in purchases by customers could have a material adverse effect on our business, results of operations and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

We depend on a continuous flow of new orders from our large, high-volume retail customers; however, we may be unable to continually meet the needs of our customers. Furthermore, on-time delivery and satisfactory customer service are becoming increasingly important to our customers. Retailers are increasing their demands on suppliers to:

•	reduce lead times for product delivery, which may require us to increase inventories and could impact the timing of reported sales;

•	improve customer service, such as with direct import programs, whereby product is supplied directly to retailers from third party suppliers; and

•	adopt new technologies related to inventory management such as Radio Frequency Identification, otherwise known as RFID, technology, which may have substantial implementation costs.

We cannot provide any assurance that we can continue to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, results of operations and financial condition.

Changes in foreign, cultural, political and financial market conditions could impair our international operations and financial performance.

Some of our operations are conducted or products are sold in countries where economic growth has slowed, such as Japan; or where economies have suffered economic, social and/or political instability or hyperinflation or where the ability to repatriate funds has been delayed or impaired in recent years, such as Venezuela and Mexico. Current government economic and fiscal policies, including stimulus measures, in these economies may not be sustainable and, as a result, sales of our products in those countries may decline. The economies of other foreign countries important to our operations, including other countries in Europe, Latin America and Asia, could also suffer slower economic growth or economic, social and/or political instability in the future. International operations, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

•	protectionist policies restricting or impairing the manufacturing, sales or import and export of our products;

•	new restrictions on access to markets;

•	lack of developed infrastructure;

•	inflation or recession;

•	fluctuations in the value of currencies;

•	changes in and the burdens and costs of compliance with a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;

•	social, political or economic instability;

•	acts of war and terrorism;

•	natural disasters or other crises;

•	reduced protection of intellectual property rights in some countries;

•	increases in duties and taxation; and

•

restrictions on transfer of funds and/or exchange of currencies; expropriation of assets; and other adverse changes in policies, including monetary, tax and/or lending policies, encouraging foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to sell or export our products or repatriate profits could be impaired and we could experience a loss of sales and profitability from our international operations, which could have a material adverse impact on our business.

Currency fluctuations may significantly increase our expenses and affect our results of operations as well as the carrying value of international assets on our balance sheet, especially where the currency is subject to intense political and other outside pressure, such as in the case of the Venezuelan Bolivar and the Chinese Renminbi.

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our assets and costs, such as payroll, rent and indirect operational costs, are denominated in other currencies, such as the Chinese Renminbi, Venezuelan Bolivar, European Euro, Japanese Yen, Mexican Peso, and British Pound. Changes in the relation of these and other currencies to the U.S. dollar will affect the carrying value of our international assets as well as our sales and profitability and could result in exchange losses. For example, a devaluation of the Venezuelan Bolivar would negatively impact the carrying value of our assets in Venezuela and our results of operations because the earnings and assets of our Venezuelan operations would be reduced when translated into U.S. dollars. A stronger Mexican Peso would mean our products assembled or produced in Mexico would be more expensive to import into the U.S. or other countries, thereby reducing profitability of those products. Likewise, if the government of China allowed the Chinese Renminbi to rise substantially versus the U.S. dollar, the cost of our products produced in China would rise.

Additionally, as the Company has substantial operations and assets located outside the United States, foreign operations expose us to foreign currency fluctuations that could have a material adverse impact on our business, results of operations and financial condition based on the movements of the applicable foreign currency exchange rates in relation to the U.S. Dollar, both for purposes of actual conversion and financial reporting purposes. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in financial markets will not have a material adverse effect on our business, results of operations and financial condition.

Our failure to generate sufficient cash to meet our liquidity needs may affect our ability to service our indebtedness and grow our business.

Our ability to make payments on and to refinance our indebtedness, including any of our debt securities and amounts borrowed under our senior credit facility, and to fund planned capital expenditures and expansion efforts and strategic acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, together with available cash and available borrowings under our senior credit facility, will be adequate to meet future liquidity needs for at least the next twelve months. However, we cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us under our senior credit facility in an amount sufficient to enable us to service indebtedness, including any of our debt securities, grow our business or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including any of our debt securities and our senior credit facility, on or before maturity. We cannot assure you that we will be able to do so on commercially reasonable terms or at all, which could have a material adverse effect on our business.

Our indebtedness imposes constraints and requirements on our business and financial performance, and our compliance and performance in relationship to these could materially adversely affect our financial condition and operations.

We have a significant amount of indebtedness. As of March 31, 2009, we had total indebtedness of approximately $2,774.4 million. On April 30, 2009, we completed an offering of $300 million in principal amount of 8% senior notes due 2016. On May 11, 2009, we repaid approximately $283 million of term loan under our senior credit facility. Our significant indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	adversely affect our ability to expand our business, market our products and make investments and capital expenditures;

•	adversely affect our ability to pursue our acquisition strategy;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds.

The terms of our senior credit facility, the indenture governing our 7 1/2% senior subordinated notes due 2017, and the indenture governing our 8% senior notes due 2016 allow us to issue and incur additional debt upon satisfaction of certain conditions. We anticipate that any future acquisitions we pursue as part of our growth strategy or potential stock repurchase programs may be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings. If new debt is added to current debt levels, the related risks described above could increase.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the revolving portion of our senior credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows would decrease.

Our senior credit facility, the indenture related to our 7 1/2% senior subordinated notes due 2017 and the indenture related to our 8% senior notes due 2016 contain various covenants which limit our management’s discretion in the operation of our business and the failure to comply with such covenants could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility, the indenture related to our 7 1/2% senior subordinated notes due 2017, and the indentures related to our 8% senior notes due 2016 contain various provisions that limit our management’s discretion by restricting our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facility requires us to meet certain financial ratios and other covenants. Any failure to comply with the restrictions of our senior credit facility and the indenture related to our notes or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Furthermore, substantially all of our domestic assets (including equity interests) are pledged to secure our indebtedness under our senior credit facility. If we default on the financial covenants in our senior credit facility, our lenders could foreclose on their security interest in such assets, which would have a material adverse effect on our business, results of operations and financial condition.

The current credit crisis may impede our ability to successfully access capital markets and ensure adequate liquidity.

The global credit markets have been experiencing significant disruption and volatility in recent months as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and failure of certain major financial institutions. As a result, in some cases, the ability or willingness of traditional sources of capital to provide financing has been reduced. Such market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. If we are not able to access debt capital markets at competitive rates, our ability to implement our business plan and strategy will be negatively affected. In particular, our account receivable securitization facility matures on July 13, 2009. If we are unable to refinance or replace this facility, our ability to manage our liquidity needs could be impaired which could result in a material adverse effect on our business, financial condition and results of operation.

Our lenders may have suffered losses related to the weakening economy and may not be able to fund our borrowings.

Our lenders, including the lenders participating in our senior credit facility, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy and increased financial instability of many borrowers. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our credit facility or to obtain other financing on favorable terms or at all. Our financial condition and results of operations could be adversely affected if we were unable to draw funds under our credit facility because of a lender default or to obtain other cost-effective financing.

If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to develop new customer relationships and to expand existing relationships with current customers. We cannot guarantee that new customers will be found, that any such new relationships will be successful when they are in place, or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

Our operating results can be adversely affected by changes in the cost or availability of raw materials.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Some of the products we manufacture require particular types of glass, metal, paper, plastic, wax, wood or other materials. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. This could have a material adverse effect on our business, results of operations and financial condition.

With the growing trend towards consolidation among suppliers of many of our raw materials, especially resin, glass and steel, we are increasingly dependent upon key suppliers whose bargaining strength is growing. In addition, many of those suppliers have been reducing production capacity of those raw materials in the North American market. We may be negatively affected by changes in availability and pricing of raw materials resulting from this consolidation and reduced capacity, which could negatively impact our results of operations.

Seasonality and weather conditions may cause our operating results to vary from quarter to quarter.

Sales of certain of our products are seasonal. Sales of our outdoor camping equipment, fishing equipment and sporting goods equipment products increase during warm weather months and decrease during winter, while sales of our skis, snowboards and snowshoes increase during the cold weather months and decrease during summer. Additionally, sales of our Branded Consumables products generally reflect the season, with sales of our home improvement products concentrated in the spring and summer months and sales of our firelogs and firestarters concentrated in the fall and winter months. Sales of our Consumer Solutions products generally are strongest in the fourth quarter preceding the holiday season.

Weather conditions may also negatively impact sales. For instance, fewer than anticipated natural disasters (i.e., hurricanes and ice storms) could negatively affect the sale of certain outdoor recreation products; mild winter weather may negatively impact sales of our winter sports products, firelogs and firestarters, and certain personal care and wellness products; and the late arrival of summer weather may negatively impact sales of outdoor camping equipment, fishing equipment, sporting goods and water sports products. These factors could have a material adverse effect on our business, results of operations and financial condition.

If we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

We believe that our future success will depend, in part, upon our ability to continue to introduce innovative design extensions for our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, manufacturing and marketing of any new products or product innovations, or develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner, and at favorable margins, would harm our ability to successfully grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We operate in some highly competitive industries. In these industries, we compete against numerous other domestic and foreign companies. Competition in the markets in which we operate is based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line. We also face competition from the manufacturing operations of some of our current and potential customers with private label or captive house brands.

Some of our competitors are more established in their industries and have substantially greater revenue or resources than we do. Our competitors may take actions to match new product introductions and other initiatives. Since many of our competitors source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on existing products. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

To compete effectively in the future in the consumer products industry, among other things, we must:

•	maintain strict quality standards;

•	develop new products that appeal to consumers; and

•	deliver products on a reliable basis at competitive prices.

Our inability to do any of these things could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks related to acquisitions, and our failure to successfully integrate acquired businesses could have a material adverse effect on our business and results of operations.

We have achieved growth through the acquisition of both relatively large and small companies. There can be no assurance that we will continue to be able to integrate successfully these businesses or future acquisitions into our existing business without substantial costs, delays or other operational or financial difficulties. There is also no assurance that we will be able to successfully leverage synergies among our businesses to increase sales and obtain cost savings. Additionally, the failure of these businesses to achieve expected results, diversion of our management’s attention and failure to retain key personnel at these businesses could have a material adverse effect on our business, results of operations and financial condition.

We anticipate that any future acquisitions we pursue as part of our business strategy may be financed through a combination of cash on hand, operating cash flow, availability under our senior credit facility and new capital market offerings. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and financial performance, which could materially adversely affect our financial condition and operations.

Failure to successfully implement our reorganization and acquisition-related projects timely and economically could materially increase our costs and impair our results of operations.

We are in the process of significant reorganization and acquisition-related projects. There can be no assurance that these projects can be completed on time or within our projected costs. Furthermore, these projects will result in an increased reliance on sourced finished goods from third parties, particularly international vendors. Our failure to implement these projects economically and successfully could have a material adverse effect on our business, financial condition and results of operations.

We are subject to several production-related risks which could jeopardize our ability to realize anticipated sales and profits.

In order to realize sales and operating profits at anticipated levels, we must manufacture or source and deliver in a timely manner products of high quality. Among others, the following factors can have a negative effect on our ability to do these things:

•	labor difficulties;

•	scheduling and transportation difficulties;

•	management dislocation;

•	substandard product quality, which can result in higher warranty, product liability and product recall costs;

•	delays in development of quality new products;

•	changes in laws and regulations, including changes in tax rates, accounting standards, and environmental, safety and occupational laws;

•	health and safety laws and regulations; and

•	changes in the availability and costs of labor.

Any adverse change in the above-listed factors could have a material adverse effect on our business, results of operations and financial condition.

Because we manufacture or source a significant portion of our products from Asia, our production lead times are relatively long. Therefore, we often commit to production in advance of firm customer orders. If we fail to forecast customer or consumer demand accurately we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are canceling orders or returning products. Additionally, changes in retailer inventory management strategies could make inventory management more difficult. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon third-party suppliers whose failure to perform adequately could disrupt our business operations.

We currently source a significant portion of parts and products from third parties. Our ability to select and retain reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. We typically do not enter into long-term contracts with our primary vendors and suppliers. Instead, most parts and products are supplied on a “purchase order” basis. As a result, we may be subject to unexpected changes in pricing or supply of products. In addition, the current credit crisis and turbulent macroeconomic environment may affect the liquidity and financial condition of our suppliers.

Should any of these parties fail to manufacture sufficient supply, go out of business or discontinue a particular component, we may not be able to find alternative suppliers in a timely manner, if at all. Any inability of our suppliers to timely deliver quality parts and products or any unanticipated change in supply, quality or pricing of products could be disruptive and costly to us.

Our reliance on manufacturing facilities and suppliers in Asia could make us vulnerable to supply interruptions related to the political, legal and cultural environment in Asia.

A significant portion of our products are manufactured by third-party suppliers in Asia, primarily the People’s Republic of China, or at our own facilities in southern China. Our ability to continue to select reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. Furthermore, the ability of our own facilities to timely deliver finished goods, and the ability of third-party suppliers to timely deliver finished goods and/or raw materials, may be affected by events beyond their control, such as inability of shippers to timely deliver merchandise due to work stoppages or slowdowns, or significant weather and health conditions (such as SARS) affecting manufacturers and/or shippers. Any adverse change in, among other things, any of the following could have a material adverse effect on our business, results of operations and financial condition:

•	our relationship with third-party suppliers;

•	the financial condition of third-party suppliers;

•	our ability to import products from these third-party suppliers or our own facilities; or

•	third-party suppliers’ ability to manufacture and deliver outsourced products on a timely basis.

We cannot assure you that we could quickly or effectively replace any of our suppliers if the need arose, and we cannot assure you that we could retrieve tooling and molds possessed by any of our third-party suppliers. Our dependence on these few suppliers could also adversely affect our ability to react quickly and effectively to changes in the market for our products. In addition, international manufacturing is subject to significant risks, including, among other things:

•	labor unrest;

•	social, political and economic instability;

•	restrictions on transfer of funds;

•	domestic and international customs and tariffs;

•	unexpected changes in regulatory environments; and

•	potentially adverse tax consequences.

Labor in China has historically been readily available at relatively low cost as compared to labor costs in North America. China has experienced rapid social, political and economic changes in recent years. We cannot assure you that labor will continue to be available to us in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on our operations in China. A substantial increase in labor costs in China could have a material adverse effect on our business, results of operations and financial condition. Although China currently enjoys “most favored nation” trading status with the United States, the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. We cannot assure you that our business will not be affected by the aforementioned risks, each of which could have a material adverse effect on our business, results of operations and financial condition.

If we experience revenue declines and decreased profitability, we may incur future impairment charges that could have a material effect on our results of operations.

Our revenue growth and profitability are dependent on our ability to introduce new products and maintain market share. Several factors also impact our profitability which are discussed in this section. If declines in revenues and profitability prevent us from achieving our earnings projections, we may incur impairment charges related to goodwill or indefinite lived intangible assets, or both.

Our business, results of operations and financial condition could be materially adversely affected by the loss of our executive officers and the inability to attract and retain appropriately qualified replacements or the diversion of our Chief Executive Officer’s time and energy to permitted outside interests, including with respect to his obligations to a special purpose acquisition company.

We are highly dependent on the continuing efforts of our executive officers, particularly Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. We believe these officers’ experience in the branded consumer products industry and our business, and with strategic acquisitions of complementary businesses within our primary business segments, has been important to our historical growth and is important to our future growth strategy. We currently have employment agreements with all of these executive officers. However, we cannot assure you that we will be able to retain any of these executive officers. Our business, results of operations and financial condition could be materially adversely affected by the loss of any of these executive officers and the inability to attract and retain appropriately qualified replacements. We do not maintain “key man” insurance on any of our executive officers.

Messrs. Franklin and Ashken have other interests and engage in other activities beyond their positions at Jarden (something they are permitted to do under the terms of their respective employment agreements with us provided such other activities do not interfere with their duties as an executive of Jarden or directly compete with us). In particular, Mr. Franklin is chairman of the board of directors of Liberty Acquisition Holdings Corp. (“Liberty”), a special purpose acquisition company (“SPAC”) formed to acquire one or more operating businesses with principal business operations in North America within 30-36 months of becoming a public company. Marlin Equities II, LLC, an investment vehicle majority owned by its managing member, Mr. Franklin, and Mr. Ashken, the other principal member, is one of the principal stockholders of Liberty. Liberty’s registration statement on Form S-1 previously filed with the Commission in late 2007 was declared effective by the Commission on December 6, 2007. Liberty consummated its initial public offering on December 12, 2007, but has not announced any specific merger, acquisition, or other strategic transaction under consideration. Mr. Franklin is also chairman of the board of directors of Liberty Acquisition Holdings (International) Company (“LIAC”), a SPAC formed to acquire one or more operating businesses with principal business operations outside of North America within 24 months of becoming a public company. Marlin Equities IV, LLC, an investment vehicle majority owned by its managing member, Mr. Franklin, and Mr. Ashken, the other principal member, is one of the principal stockholders of LIAC. LIAC consummated its initial public offering on February 13, 2008, and on June 29, 2009 announced it had entered into a definitive agreement to acquire U.K. insurer Pearl Group, subject to customary closing conditions. Liberty and LIAC’s operations are dependent upon a relatively small group of key officers and directors, including Mr. Franklin, at least until Liberty and LIAC have each consummated a business combination. Because Mr. Franklin will have an obligation to assist Liberty in actively sourcing and acquiring target businesses, he will be required to spend time and energy (such time and energy may be potentially significant) that he might otherwise devote to Jarden on behalf of another enterprise, which could have an adverse impact on our business. Mr. Franklin has maintained outside business interests, including another SPAC investment, since becoming our Chairman and Chief Executive Officer in 2001. None of these outside business interests conflict with his duties to Jarden.

Mr. Franklin has committed to our Board of Directors that Liberty and LIAC will be seeking transactions outside of those that fit within Jarden’s publicly announced acquisition criteria and that Liberty and LIAC will not interfere with Mr. Franklin’s or Mr. Ashken’s obligations to Jarden. Mr. Franklin also committed to the Board of Directors that in order to avoid the potential for a conflict, prior to Liberty or LIAC pursuing any acquisition transaction that Jarden might consider, Mr. Franklin would first confirm with an independent committee of our Board of Directors that Jarden was not interested in pursuing the potential acquisition opportunity. If the independent committee concludes that Jarden was interested in that opportunity, Liberty or LIAC would not continue with that transaction. However, we cannot assure you that Liberty or LIAC will not choose to pursue transactions that Jarden would have considered. If Liberty or LIAC pursues transactions that Jarden would have considered, this could negatively impact Jarden’s growth from future acquisitions.

A deterioration of relations with our labor unions could have a material adverse effect on our business, financial condition and results of operations.

Approximately 300 union workers are covered by four collective bargaining agreements at four of our U.S. facilities. These agreements expire at our jar closure facility (Muncie, Indiana) in October 2009, at our kitchen match manufacturing facility (Cloquet, Minnesota) in February 2011, at our metals facility (Greeneville, Tennessee) in October 2011, and at our conductive fiber plant (Enka, North Carolina) in September 2010. Additionally, approximately 130 employees at our Legutiano, Spain manufacturing facility, approximately 205 employees at our Lyon, France facility and approximately 720 employees at our Latin America facilities are unionized.

We have not experienced a work stoppage during the past five years except for brief work stoppages in 2004 and 2008 in Lyon, France in conjunction with our restructurings and pay rates at that location. However, we cannot assure you that there will not be a work stoppage in the future. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.

Our business involves the potential for product recalls, product liability and other claims against us, which could affect our earnings and financial condition.

As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell.

We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

In addition, we face potential exposure to unusual or significant litigation arising out of alleged defects in our products or otherwise. We spend substantial resources ensuring compliance with governmental and other applicable standards. However, compliance with these standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

Our product liability insurance program is an occurrence-based program based on our current and historical claims experience and the availability and cost of insurance. We currently either self insure or administer a high retention insurance program for product liability risks. Historically, product liability awards have rarely exceeded our individual per occurrence self-insured retention. We cannot assure you, however, that our future product liability experience will be consistent with our past experience.

See Note 11 (Commitments and Contingencies) of the notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2008 for a further discussion of these and other regulatory and litigation-related matters.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our trademarks.

We also hold numerous design and utility patents covering a wide variety of products. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

Our results could be adversely affected if the cost of compliance with environmental, health and safety laws and regulations becomes too burdensome.

Our operations are subject to federal, state and local environmental, health and safety laws and regulations, including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes. We believe that we are in material compliance with such laws and regulations and that the cost of maintaining compliance will not have a material adverse effect on our business, results of operations or financial condition. However, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot assure you that future material capital expenditures will not be required in order to comply with applicable environmental, health and safety laws and regulations.

We may be subject to environmental and other regulations due to our production and marketing of products in certain states and countries. We also face increasing complexity in our product design and procurement operations as we adjust to new requirements relating to the materials composition of our products. The European Union (“EU”) issued two directives, currently in effect, relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products (the “WEEE Legislation”). The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants (the “RoHS Legislation”). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws, will not have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in order to comply with environmental remediation obligations.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may be liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, is a landfill or other location where we have disposed wastes, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. We do not believe that any of our existing remediation obligations, including at third-party sites where we have been named a potentially responsible party, will have a material adverse effect upon our business, results of operations or financial condition. However, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities that may be material. See “Environmental Matters” under Note 11 (Commitments and Contingencies) of the notes to our consolidated financial statements our annual report on Form 10-K for the year ended December 31, 2008 for a further discussion of these and other environmental-related matters.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Commission regulations and New York Stock Exchange market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Furthermore, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

We may not be able to implement or operate successfully and without interruptions the operating software systems and other computer technologies that we depend on to operate our business, which could negatively impact or disrupt our business.

We are in the process of selecting or implementing new operating software systems within a number of our business segments and complications from these projects could cause considerable disruptions to our business. While significant testing will take place and the rollout will occur in stages, the period of change from the old system to the new system will involve risk. Application program bugs, system conflict crashes, user error, data integrity issues, customer data conflicts and integration issues among our legacy systems all pose potential risks.

Implementing data standards such as RFID, which our largest customers are requiring that we use, involves significant effort across the entire organization. Any problems with or delays of this implementation could impact our ability to do business and could result in higher implementation costs and reallocation of human resources.

We rely on other companies to maintain some of our information technology infrastructure. Should they fail to perform due to events outside our control, it could affect our service levels and threaten our ability to conduct business. In addition, natural disasters such as hurricanes may disrupt our infrastructure and our disaster recovery process may not be sufficient to protect against loss.

Additionally, our business operations are dependent on our logistical systems, which include our order management systems and our computerized warehouse systems. Any interruption in our logistical systems could impact our ability to procure our products from our factories and suppliers, transport them to our distribution facilities, store them and deliver them to our customers on time and in the correct amounts.

Risks Related to our Common Stock

Provisions in our charter documents and of Delaware law could prevent, delay or impede a change in control of our company and may depress the market price of our common stock.

Our restated certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

Our rights plan could impede prevent, delay or impede a change in control of our company and may depress the market price of our common stock.

On November 19, 2008, we adopted a rights plan under which one right was distributed as a dividend on each share of common stock held of record as of the close of business on December 1, 2008. Under the plan, each right, if and when it becomes exercisable, entitles the holder to buy one one-thousandth of a share of a new series of junior participating preferred stock for $51.00 (subject to adjustment). If any person or group becomes the beneficial owner of 10% or more (or, in the case of certain institutional investors, 15% or more) of the Company’s common stock at any time after the date of the plan (with certain limited exceptions), then each right not owned by such person or group will entitle its holder to purchase, at the Right’s then-current exercise price, shares of common stock of the Company or the acquiring person having a market value of twice the right’s then-current exercise price. The rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board. The plan could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

On April 16, 2009, the Company’s Board of Directors approved the early termination of the rights plan effective November 19, 2009. The rights distributed pursuant to the rights plan otherwise would have expired on November 19, 2011. The Company’s Board of Directors has indicated that it does not intend to extend the rights plan beyond the announced termination date; however, in the event our Board later decides to permit the rights plan to continue beyond the early termination date, the Company has committed to submit the rights plan to a vote of the Company’s stockholders at the 2010 Annual Meeting of Stockholders.

Our restated certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

Our restated certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

The sale of the shares registered in this offering could cause our stock price to decline.

All shares registered in this offering will be freely tradable following effectiveness of the registration statement relating to this offering and issuance of the shares by the Company. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and be highly volatile.

The market price for our common stock may be volatile, which could cause the value in your investment to decline.

The market price for our common stock is volatile. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	our liquidity needs and constraints;

•	changes in management and other personnel;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	developments in the financial markets;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	any shortfall in revenue or increase in losses from levels expected by securities analysts;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments; and

•	perceived dilution from stock issuances for acquisitions and other transactions.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly traded companies may adversely affect the market price of our common stock.

We may issue a substantial amount of our common stock in connection with future acquisitions, and the sale of those shares could adversely affect our stock price.

As part of our growth strategy, we may issue additional shares of our common stock, preferred stock and other securities. We may file future shelf registration statements with the Commission that we may use to sell shares of our common stock, preferred stock and other securities from time to time in connection with acquisitions. To the extent that we are able to grow through acquisitions and are able to pay for such acquisitions with shares of our common stock or other securities convertible into our common stock, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our capital stock in connection with these acquisitions may be more likely to sell large quantities of their capital stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares of common stock in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

We have outstanding an aggregate of 88,478,999 shares of our common stock as of July 13, 2009. The sale and issuance of a substantial amount of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

We do not intend to pay dividends or other distributions to our stockholders.

We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. Furthermore, our senior credit facility and the indenture governing our notes contain restrictions that limit our ability to pay dividends. We expect that we will retain all available earnings generated by our operations for general corporate purposes, including acquisitions and supporting organic growth.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus and the documents incorporated by reference herein and therein, as well as other written or oral statements by us or our authorized officers on our behalf, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and in the documents incorporated by reference herein and therein, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Company’s repurchase of shares of common stock from time to time under the Company’s repurchase program, the outlook for Jarden’s markets and the demand for its products, earnings per share, estimated sales or net income, segment earnings, the renewability of, or an amendment to, our credit facilities, our ability to successfully access the debt markets, cash flows from operations, future revenues and margin requirement and expansion, organic growth, the amount of reorganization charges, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings, securities offerings and other unusual items, including Jarden’s ability to successfully integrate and obtain the anticipated results and synergies from its acquisitions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus or incorporated by reference. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus or incorporated by reference, those results or developments may not be indicative of results or developments in subsequent periods.

You should also read carefully the factors described or referred to in the “Risk Factors” section of this prospectus and in the documents incorporated by reference herein and therein to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission, other than any portion of any such filing that is furnished under the applicable commission rules, which documents contain important information about us and our common stock:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on February 23, 2009;

•	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Commission, filed on April 27, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on January 13, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on February 4, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on March 27, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on April 21, 2009 (only with respect to those items deemed to have been filed with the Commission);

•	Our current report on Form 8-K with the Commission, filed with the Commission on April 24, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on April 27, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on April 29, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on May 6, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on May 21, 2009;

•	Our current report on Form 8-K with the Commission, filed with the Commission on July 8, 2009;

•	Our definitive proxy statement filed with the Commission on April 9, 2009; and

•	The description of our common stock contained in our registration statement on Form 8-A/A filed on May 1, 2002, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus are incorporated by reference in this prospectus, other than any portion of any such filing that is furnished under the applicable commission rules, and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any information incorporated by reference herein is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 555 Theodore Fremd Avenue, Rye, New York 10580, Attention: Secretary, or call (914) 967-9400.

THE COMPANY

We are a global consumer products company that enjoys primarily leading positions in a broad range of markets for branded consumer products. We seek to grow our business by continuing our tradition of product innovation, new product introductions and providing the consumer with the experience and value they associate with our strong brand portfolio. We plan to leverage and expand our domestic and international distribution channels and increase brand awareness through co-branding and cross-selling initiatives all while driving margin improvement.

Our unique operating culture has evolved into processes and a simple business philosophy which we call “Jarden’s DNA”. This philosophy is based largely on common sense and is the embodiment of our culture, of who we are, how we operate and how we act as a company and as individuals. The core elements of Jarden’s DNA are:

•	Strive to be better.

•	Retain and develop the best talent.

•	Support the individual, but encourage teamwork.

•	Think lean, act large.

•	Listen, learn and innovate.

•	Deliver exceptional financial results.

•	Have fun, work hard, execute.

•	Enhance the communities in which we operate.

We are a leading provider of a broad range of consumer products. Jarden’s three primary business segments, Outdoor Solutions, Consumer Solutions and Branded Consumables, manufacture or source, market and distribute a number of well-recognized brands, including: Outdoor Solutions: Abu Garcia®, Adio®, Berkley®, Campingaz®, Coleman®, Fenwick®, Gulp!®, JT®, K2®, Marker®, Marmot®, Mitchell®, Penn®, Planet Earth®, Rawlings®, Shakespeare®, Sevylor®, Stearns®, Stren®, Trilene®, Ugly Stik®, Völkl® and Zoot®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare®; and Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. Our growth strategy is based on introducing new products, as well as on expanding existing product categories, which is supplemented through opportunistically acquiring businesses with highly recognized brands, innovative products and multi-channel distribution.

We have achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging our strong brand portfolio, category management expertise and customer service focus, we have established and continue to maintain long-term relationships with leading retailers within these channels. For example, we have serviced Wal-Mart and The Home Depot since their openings in 1962 and 1978, respectively, and are currently the category manager at these and other retailers in certain categories. Moreover, several of our leading domestic brands, such as Ball®, Bicycle®, Coleman®, Diamond®, Rawlings®, Shakespeare® and Sunbeam® have been in continuous use for over 100 years. We continue to strive to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We operate three primary business segments: Outdoor Solutions, Consumer Solutions and Branded Consumables.

USE OF PROCEEDS

The Company will not realize any proceeds from the sale of the Common Stock which may be sold pursuant to this prospectus for the respective accounts of the Selling Stockholders. The Company, however, will derive proceeds upon the exercise of the options granted to Selling Stockholders. All such proceeds will be available to the Company for working capital and general corporate purposes. No assurances can be given however, as to when or if any or all of the options will be exercised.

SELLING STOCKHOLDERS

This prospectus relates to Shares that are being registered for reoffers and resales by the Selling Stockholders named below who have acquired or may acquire Shares pursuant to the Amended 2003 Plan. The Selling Stockholders may resell any or all of the Shares at any time they choose while this prospectus is effective.

Executive officers and directors, their family members, trusts for their benefit, or entities that they own, that acquire common stock under the Plans may be added to the Selling Stockholder list below by a prospectus supplement filed with the Commission. The number of Shares to be sold by any Selling Stockholder under this prospectus also may be increased or decreased by a prospectus supplement. Non-affiliates who purchased restricted securities, as these terms are defined in Rule 144(a) under the Securities Act, under any of our employee benefit plans and who are not named below may use this prospectus for the offer or sale of their common stock if they hold 1,000 shares or less. Although a person’s name is included in the table below, neither that person nor we are making an admission that the named person is our “affiliate.”

Each of the Selling Stockholders is an employee or director of the Company or one of its subsidiaries. The following table sets forth:

•	the name and principal position or positions over the past three years with the Company of each Selling Stockholder;

•	the number of shares of Common Stock each Selling Stockholder beneficially owned as of July 13, 2009;

•

the number of shares of Common Stock acquired by each Selling Stockholder in connection with stock options and stock grants pursuant to the Amended 2003 Plan and underlying stock options previously granted pursuant to the Amended 2003 Plan and being registered under this Registration Statement, some or all of which shares may be sold pursuant to this prospectus; and

•

the number of shares of Common Stock and the percentage, if 1% or more, of the total class of Common Stock outstanding to be beneficially owned by each Selling Stockholder following this offering, assuming the sale pursuant to this offering of all shares acquired by such Selling Stockholder in connection with grants pursuant the Amended 2003 Plan and registered under this Registration Statement;

The information contained in this “Selling Stockholders” section of this prospectus is included pursuant to the requirements of Form S-8 and includes certain persons eligible to resell “restricted securities” and/or “control securities” (as such terms are defined in Section C of the General Instructions to Form S-8) pursuant to this prospectus whether or not they have a present intent to sell any or all such shares hereunder. As of the date hereof, the Company has not been informed that any of the Selling Stockholders named below has a present intent to resell any such securities. Furthermore, there is no assurance that any of the Selling Stockholders will sell any or all of the shares offered by them under this Registration Statement.

The address of each Selling Stockholder is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580. All numbers in the column “Number of Shares Being Offered” have been adjusted on post stock-split basis giving effect to the Company’s 3-for-2- stock split of its Common Stock in the fourth quarter of 2003, and 3-for-2 stock split of its Common Stock in the second quarter of 2005.

Name of Selling Stockholder	Relationship to the Company	Number of Shares Beneficially Owned (1)		Number of Shares Being Offered (2)	Shares of Common Stock Beneficially Owned After Offering
					Number		Percent (3)
Martin E. Franklin	Chairman and Chief Executive Officer	3,160,858	(4)	3,103,644	57,214		*
Ian G. H. Ashken	Vice Chairman and Chief Financial Officer	979,399	(5)	1,217,273	0		*
Rene-Pierre Azria	Director	79,928	(6)	72,728	7,700		*
Michael Gross	Director	34,775	(7)	10,500	24,275	(7)	*
Richard Heckmann	Director	83,083		9,334	73,749		*
Douglas W. Huemme	Director	63,412	(8)	42,228	21,184		*
Richard L. Molen	Director	40,728	(9)	33,228	7,400		*
Irwin D. Simon	Director	75,728	(10)	42,228	33,500		*
Robert L. Wood	Director	69,478	(11)	42,228	27,250		*
James E. Lillie	President and Chief Operating Officer	520,047	(12)	619,538	0		*
John E. Capps	Senior Vice President, General Counsel and Secretary	45,455	(13)	78,883	0		*
Patricia Gaglione	Senior Vice President, Supply Chain	28,250	(14)	42,130	0		*
Patricia Mount	Senior Vice President and Chief Transition Officer	49,145	(15)	59,642	0		*
Richard T. Sansone	Senior Vice President and Chief Accounting Officer	35,772	(16)	69,105	0		*
J. David Tolbert	Senior Vice President, Human Resources and Corporate Risk	115,637	(17)	96,095	46,542		*

*	Less than 1%.
(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.
(2)	Includes shares subject to outstanding options issued under the Amended 2003 Plan which are exercisable within 60 days.
(3)	Applicable percentage of ownership for each selling stockholder is based on 88,478,999 shares outstanding and entitled to vote as of July 13, 2009, plus the number of shares of common stock of which such person has the right to acquire beneficial ownership within 60 days.

(4)	Includes 1,125,000 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(5)	Includes 337,500 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(6)	Includes 54,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(7)	Includes 4,275 shares of Common Stock held by the Vicki and Michael Gross Family Foundation, Inc. that Mr. Gross has the power to vote. Mr. Gross disclaims beneficial ownership with respect to the 4,275 shares held by the Vicki and Michael Gross Family Foundation, Inc.
(8)	Includes 41,625 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days
(9)	Includes 16,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(10)	Includes 54,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(11)	Includes 51,875 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(12)	Includes 262,500 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(13)	Includes 27,917 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(14)	Includes 7,250 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(15)	Includes 8,583 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(16)	Includes 16,667 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.
(17)	Includes 39,715 shares subject to outstanding options to purchase Common Stock which are exercisable within 60 days.

The Company will supplement this prospectus from time to time as required by the rules of the Commission to include certain information concerning the security ownership of the Selling Stockholders or any new Selling Stockholders, the number of shares offered for resale and the position, office or other material relationship which a Selling Stockholder has had within the past three years with the Company or any of its predecessors or affiliates.

DESCRIPTION OF COMMON STOCK

The following description of our common stock does not purport to be complete and is subject in all respects to applicable Delaware law and qualified by reference to the provisions of our restated certificate of incorporation, as amended, and bylaws. Copies of our restated certificate of incorporation and amended and restated bylaws are incorporated by reference and will be sent to stockholders upon request. See “Where Can You Find More Information.”

Authorized Common Stock

We have authorized 150,000,000 shares of our common stock, par value $0.01 per share. As of July 13, 2009, there were 88,478,999 shares of our common stock outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of our common stock have any right to cumulative voting.

Dividend Rights

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor. We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. Furthermore, our senior credit facility and the indenture governing our 7 1/2% senior subordinated notes due 2017 and the indenture governing our 8% senior notes due 2016 contain restrictions that limit our ability to pay dividends.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Preemptive Rights

Holders of our common stock have no preemptive rights or rights to convert their shares of common stock into any other securities.

Other Rights

There are no redemption or sinking fund provisions applicable to our common stock.

Transfer Agent

National City Bank is the transfer agent and registrar for shares of our common stock.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of our common stock or interests in shares of our common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our common stock or interests in shares of our common stock on any stock exchange, market or trading facility on which the shares are traded, in private transactions or through a combination of such methods. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	market transactions in accordance with the rules of the New York Stock Exchange or any other available markets or exchanges;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	distributions to the partners and/or members of the Selling Stockholders;

•	redemptions or repurchases of interests owned by partners and/or members of the Selling Stockholders;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

To the extent permitted, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Short selling occurs when a person sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could occur, could depress the market price of our common stock. In contrast, purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The aggregate proceeds to the Selling Stockholders from the sale of our common stock offered by them will be the purchase price of our common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” Certain materials filed by us may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus is a part. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

EXPERTS

The financial statements of Jarden Corporation as of and for the year ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Jarden Corporation for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements for the years ended December 31, 2007 and 2006, appearing in our annual report on Form 10-K for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York. Any underwriters will be advised of the other issues relating to any offering by their own legal counsel.

REOFFER PROSPECTUS

JARDEN CORPORATION

5,538,784 Shares of Common Stock,

par value $0.01 per share

July 15, 2009

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The following documents filed with the Securities and Exchange Commission (the “Commission”) by Jarden Corporation, a Delaware corporation (the “Company”), are incorporated by reference in to the Registration Statement:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on February 23, 2009;

(b)	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Commission, filed on April 27, 2009;

(c)	Our current report on Form 8-K with the Commission, filed with the Commission on January 13, 2009;

(d)	Our current report on Form 8-K with the Commission, filed with the Commission on February 4, 2009;

(e)	Our current report on Form 8-K with the Commission, filed with the Commission on March 27, 2009;

(f)	Our current report on Form 8-K with the Commission, filed with the Commission on April 21, 2009 (only with respect to those items deemed to have been filed with the Commission);

(g)	Our current report on Form 8-K with the Commission, filed with the Commission on April 24, 2009;

(h)	Our current report on Form 8-K with the Commission, filed with the Commission on April 27, 2009;

(i)	Our current report on Form 8-K with the Commission, filed with the Commission on April 29, 2009;

(j)	Our current report on Form 8-K with the Commission, filed with the Commission on May 6, 2009;

(k)	Our current report on Form 8-K with the Commission, filed with the Commission on May 21, 2009;

(l)	Our current report on Form 8-K with the Commission, filed with the Commission on July 8, 2009;

(m)	Our definitive proxy statement filed with the Commission on April 9, 2009; and

(n)	The description of our common stock contained in our registration statement on Form 8-A/A filed on May 1, 2002, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

Not applicable.

Item 5.	Interests of Named Experts and Counsel

Not applicable.

Item 6.	Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer employee or agent of another corporation or other enterprise, against expenses, costs or fees (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (a) if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the corporation and (b) with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all the claims, issues or matters in such proceeding, such person may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section B of Article VII of the Registrant’s Restated Certificate of Incorporation, as amended, provides the following:

1.

The Registrant shall indemnify each person who is or was a director, officer or employee of the Registrant, or of any other corporation, partnership, joint venture, trust or other enterprise which he is serving or served in any capacity at the request of the Registrant, against any and all liability and reasonable expense that may be incurred by such person in connection with or resulting from any claim, actions, suit or proceeding (whether actual or threatened, brought by or in the right of the Registrant or such other corporation, partnership, joint venture, trust or other enterprise, or otherwise, civil, criminal, administrative, investigative, or in connection with an appeal relating thereto), in which such person may become involved, as a party or otherwise, by reason of such person’s being or having been a director, officer or employee of the Registrant or of such other corporation, partnership, joint venture, trust or other enterprise or by reason of any past or future action taken or not taken in such person’s capacity as such director, officer or employee, whether or not such person continues to be such at the time such liability or expense is incurred, provided that a determination is made by the Registrant in accordance with Delaware law that such person acted in good faith and in a manner he reasonably believed to be in the best interests of the Registrant or at least not opposed to the best interests of such other corporation, partnership, joint venture, trust or other enterprise, as the case may be, and, in addition, in any criminal action or proceedings, had reasonable cause to believe such person’s conduct was lawful or no reasonable cause to believe that such person’s conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the person did not meet the standard of conduct described in the previous sentence. Notwithstanding the foregoing, there shall be no indemnification (a) as to amounts paid or payable to the Registrant or such other corporation, partnership, joint venture, trust or other enterprise, as the case may be, for or based upon the director, officer or employee having gained in fact any personal profit or advantage to which such person was not legally entitled; (b) as to amounts paid or payable to the Registrant for an accounting of profits in fact made from the purchase or sale of securities of the Registrant within the meaning of Section 16(b) of the Exchange Act and amendments thereto or similar provisions of any state statutory law; or (c) with respect to matters as to which indemnification would be in contravention of the laws of the State of Delaware or of the United States of America whether as a matter of public policy or pursuant to statutory provisions.

2.	Any such director, officer or employee who has been wholly successful, on the merits or otherwise, with respect to any claim, action, suit or proceeding of the character described herein shall be entitled to indemnification as of right, except to the extent such person has otherwise been indemnified. Except as provided in the preceding sentence, any indemnification hereunder shall be granted by the Registrant, but only if (a) the Board of Directors of the Registrant, acting by a quorum consisting of directors who are not partners to or who have been wholly successful with respect to such claim, action, suit or proceeding, shall find that the director, officer or employee has met the applicable standards of conduct set forth in paragraph 1 above; or (b) outside legal counsel engaged by the Registrant (who may be regular counsel of the Registrant) shall deliver to the Registrant its written opinion that such director, officer or employee has met such applicable standards of conduct; or (c) a court of competent jurisdiction has determined that such director, officer or employee has met such standards, in an action brought either by the Registrant, or by the director, officer or employee seeking indemnification, applying de novo such applicable standards of conduct. The termination of any claim, action, suit or proceeding, civil or criminal, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or of nolo contendere, or its equivalent, shall not create a presumption that a director, officer or employee did not meet the applicable standards of conduct set forth in paragraph 1 above.

3.	As used in Section B of Article VII, the term “liability” means amounts paid in settlement or in satisfaction of judgments of fines or penalties, and the term “expense” includes, but is not limited to, attorneys’ fees and disbursements, incurred in connection with the claim, action, suit or proceeding. The Registrant may advance expenses to, or where appropriate may at its option and expense undertake the defense of, any such director, officer or employee upon receipt of an undertaking by or on behalf of such person to repay such expenses if it should ultimately be determined that the person is not entitled to indemnification under this Section B of Article VII.

4.	The provisions of Section B of Article VII are applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption thereof. If several claims, issues or matters of action are involved, any such director, officer or employee may be entitled to indemnification as to some matters even though he is not so entitled as to others. The rights of indemnification provided thereunder are in addition to any rights to which any director, officer or employee concerned may otherwise be entitled by contract or as a matter of law, and inure to the benefit of the heirs, executors and administrators of any such director, officer or employee. Any repeal or modification of the provisions of Section B of Article VII by the stockholders of the Registrant will not adversely affect any rights to indemnification and advancement of expenses existing pursuant to such Section with respect to any acts or omissions occurring prior to such repeal or modification.

The Registrant’s directors and officers are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such including liabilities under the Securities Act, under liability insurance policies carried by the Registrant.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits

Exhibit	Description
4.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 27, 2002, and incorporated herein by reference).

4.2	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the Commission on June 4, 2002, and incorporated herein by reference).

4.3

Certificate of Amendment to the Restated Certificate of Incorporation of Jarden Corporation

(filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Commission on June 15, 2005, and incorporated herein by reference).

4.4	Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company’s Current Report of Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).

4.5	Amendment No. 1 to Amended and Restated Bylaws of the Company (filed as Exhibit 3.6 to the Company’s Annual Report on Form 10-K, filed with the Commission on February 23, 2009, and incorporated herein by reference).

4.6	Jarden Corporation 2003 Stock Incentive Plan (incorporated by reference from Annex B to the Company’s 2003 Definitive Proxy Statement with respect to the Company’s 2003 Annual Meeting of Stockholders, as filed with the Commission on March 28, 2003).

4.7	Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (incorporated by reference from Annex C to the Company’s 2005 Definitive Proxy Statement with respect to the Company’s 2005 Annual Meeting of Stockholders, as filed with the Commission on May 9, 2005).

4.8	Amendment No. 1 to the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report of Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).

4.9	Jarden Corporation 2009 Stock Incentive Plan (incorporated by reference from Annex A to the Company’s 2009 Definitive Proxy Statement with respect to the Company’s 2009 Annual Meeting of Stockholders, as filed with the Commission on April 9, 2009).

5.1	Opinion of Kane Kessler, P.C. (1)

23.1	Consent of Independent Registered Public Accounting Firm. (1)

23.2	Consent of Independent Registered Public Accounting Firm. (1)

23.5	Consent of Kane Kessler, P.C. (Included in Exhibit 5.1). (1)

24.1	Power of Attorney (included on the signature page of the Registration Statement hereto). (1)

(1)	Filed herewith.

Item 9.	Undertakings

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the provisions described in Item 6 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on July 15, 2009.

JARDEN CORPORATION

By:	/s/ Martin E. Franklin
Name:	Martin E. Franklin
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Jarden Corporation hereby severally constitutes and appoints Martin E. Franklin and Ian G. H. Ashken as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated July 15, 2009:

Name	Title

/s/ Martin E. Franklin Martin E. Franklin	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ Ian G. H. Ashken Ian G. H. Ashken	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/s/ Richard T. Sansone Richard T. Sansone	Senior Vice President and Chief Accounting Officer

/s/ René-Pierre Azria	Director
René-Pierre Azria

/s/ Michael S. Gross	Director
Michael S. Gross

Director
Richard J. Heckmann

Director
Douglas W. Huemme

Director
Richard L. Molen

/s/ Irwin D. Simon	Director
Irwin D. Simon

/s/ Robert L. Wood	Director
Robert L. Wood

EXHIBIT INDEX

Exhibit	Description
4.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 27, 2002, and incorporated herein by reference).

4.2	Certificate of Amendment of Restated Certificate of Incorporation of the Company (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the Commission on June 4, 2002, and incorporated herein by reference).

4.3	Certificate of Amendment to the Restated Certificate of Incorporation of Jarden Corporation (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on June 15, 2005, and incorporated herein by reference).

4.4	Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company’s Current Report of Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).

4.5	Amendment No. 1 to Amended and Restated Bylaws of the Company (filed as Exhibit 3.6 to the Company’s Annual Report on Form 10-K, filed with the Commission on February 23, 2009, and incorporated herein by reference).

4.6	Jarden Corporation 2003 Stock Incentive Plan (incorporated by reference from Annex B to the Company’s 2003 Definitive Proxy Statement with respect to the Company’s 2003 Annual Meeting of Stockholders, as filed with the Commission on March 28, 2003).

4.7	Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (incorporated by reference from Annex C to the Company’s 2005 Definitive Proxy Statement with respect to the Company’s 2005 Annual Meeting of Stockholders, as filed with the Commission on May 9, 2005).

4.8	Amendment No. 1 to the Jarden Corporation Amended and Restated 2003 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report of Form 8-K, filed with the Commission on December 19, 2007, and incorporated herein by reference).

4.9	Jarden Corporation 2009 Stock Incentive Plan (incorporated by reference from Annex A to the Company’s 2009 Definitive Proxy Statement with respect to the Company’s 2009 Annual Meeting of Stockholders, as filed with the Commission on April 9, 2009).

5.1	Opinion of Kane Kessler, P.C. (1)

23.1	Consent of Independent Registered Public Accounting Firm. (1)

23.2	Consent of Independent Registered Public Accounting Firm. (1)

23.5	Consent of Kane Kessler, P.C. (Included in Exhibit 5.1). (1)

24.1	Power of Attorney (included on the signature page of the Registration Statement hereto). (1)

(1)	Filed herewith.